EXHIBIT (a)(5)(C)

Amended - Skyline Medical Announces Commencement of Registered Exchange Offer for Outstanding Series A Warrants

MINNEAPOLIS, March 25, 2016 (GLOBE NEWSWIRE) -- Skyline Medical Inc. (NASDAQ:SKLN) (the “Company”) today announced the commencement as of March 25, 2016 of its registered exchange offer (the “Exchange Offer”) to issue new Series B Warrants of the Company in exchange for its outstanding Series A Warrants (the “Series A Warrants”).

Each outstanding Series A Warrant currently represents the right (1) to effect a cashless exercise permitting the holder to receive shares of common stock under a formula set forth in the Series A Warrants – currently, approximately 10.06 shares of common stock per Series A Warrant, or (2) to purchase one share of common stock for $4.95 per share in a cash exercise.

The terms of the Series B Warrants include the following features:

  The Series B Warrants permit a cashless exercise at a fixed rate rather than a formula. For each Series A Warrant tendered in the exchange offer, the holder will receive 10.2 Series B Warrants that will each entitle the holder to receive 1 share of common stock upon a cashless exercise (subject to adjustment for stock splits, reverse stock splits, etc.).

  The Series B Warrants expire on December 31, 2020, compared to the expiration date of August 31, 2020 for the Series A Warrants.

  Similar to the Series A Warrants, the Series B Warrants contain a limitation under which exercise is not permitted to the extent that the holder or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock.

  Otherwise, the terms of the Series B Warrants are similar to the terms of the Series A Warrants.

Example: a holder of 1,000 Series A Warrants currently has the right to receive approximately 10,060 shares of common stock upon a cashless exercise under the applicable formula. If the holder accepts the exchange offer, the holder will receive 10,200 Series B Warrants that will entitle the holder to receive an aggregate 10,200 shares of common stock upon a cashless exercise.

Skyline has filed with the SEC a registration statement on Form S-4 to register the Series B Warrants and underlying common stock. The registration statement on Form S-4 is available on the SEC’s EDGAR system. The registration statement has not yet been declared effective and the information contained in the filing is subject to change.

All registered holders of outstanding Series A Warrants as of the date of the commencement of the Exchange Offer may participate in the Exchange Offer. The Exchange Offer will expire on the Expiration Date at midnight, Eastern time, on April 21, 2016 unless the Exchange Offer is extended at Skyline’s sole discretion.  Tenders of the Series A Warrants must be made prior to the expiration of the Exchange Offer and may be withdrawn at any time prior to the expiration of the Exchange Offer. In addition to being subject to certain customary conditions, the closing of the Exchange Offer is conditioned upon effectiveness with the SEC of Skyline’s registration statement on Form S-4 registering the Series B Warrants and underlying common stock.  D.F. King & Co., Inc. is serving as the Information Agent in connection with the Exchange Offer. Questions or requests for assistance, or for additional copies of the Exchange Offer documents, Letter of Transmittal or other materials should be directed to: D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005; Toll-Free: (866) 406-2283; Banks & Brokers Call Toll: (212) 269-5550; email: sklnu@dfking.com.

Josh Kornberg, CEO of Skyline Medical, has disclosed his intention to participate in the Exchange Offer. None of Skyline’s board of directors, officers or employees make any recommendations to Series A Warrant holders as to whether to tender or refrain from tendering their Series A Warrants pursuant to the Exchange Offer. Series A Warrant holders must decide how many Series A Warrants they will tender, if any.

Source Capital Group Inc. has been retained by Skyline to act as dealer manager for the Exchange Offer.

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company’s securities. The offer to exchange will be made only pursuant to the Exchange Offer, the Letter of Transmittal and other materials that are being mailed shortly to holders of the Series A Warrants eligible to be exchanged in the Exchange Offer and have been filed with the Securities and Exchange Commission.  Holders of securities eligible to be exchanged in the Exchange Offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the Exchange Offer.  The Company has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes an Offer Letter, the related election to participate and other materials, and is available at no charge at the Securities and Exchange Commission’s website at www.sec.gov, or D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005; Toll-Free: (866) 406-2283; Banks & Brokers Call Toll: (212) 269-5550; email: sklnu@dfking.com.  Holders of securities eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the Exchange Offer.

About Skyline Medical Inc.

Skyline Medical Inc. produces a fully automated, patented, FDA-cleared, waste fluid disposal system that virtually eliminates staff exposure to blood, irrigation fluid and other potentially infectious fluids found in the healthcare environment. Antiquated manual fluid handling methods — which require hand carrying and emptying filled fluid canisters — present an exposure risk and potential liability. Skyline Medical's STREAMWAY System fully automates the collection, measurement and disposal of waste fluids and is designed to: 1) reduce overhead costs to hospitals and surgical centers, 2) improve compliance with Occupational Safety and Health Association (OSHA) and other regulatory agency safety guidelines, 3) improve efficiency in the operating room, and radiology and endoscopy departments — leading to greater profitability, and 4) provide greater environmental stewardship by helping to eliminate the approximately 50 million potentially disease-infected canisters that go into landfills annually in the United States. For additional information, please visit: www.skylinemedical.com.

Forward-looking Statements

Certain of the matters discussed in this announcement contain forward-looking statements that involve material risks to and uncertainties in the Company's business that may cause actual results to differ materially from those anticipated by the statements made herein. Such risks and uncertainties include, among other things, current negative operating cash flows and a need for additional funding to finance our operating plan; the terms of any further financing, which may be highly dilutive and may include onerous terms; the features of the Company’s Series A Warrants that include a cashless exercise feature that has the potential to be highly dilutive, and the existence of which may depress the price of our common stock regardless of the Company’s business performance; unexpected costs and operating deficits, and lower than expected sales and revenues; uncertain willingness and ability of customers to adopt new technologies and other factors that may affect further market acceptance, if our product is not accepted by our potential customers, it is unlikely that we will ever become profitable, adverse economic conditions; adverse results of any legal proceedings; the volatility of our operating results and financial condition; inability to attract or retain qualified senior management personnel, including sales and marketing personnel; our ability to establish and maintain the proprietary nature of our technology through the patent process, as well as our ability to possibly license from others patents and patent applications necessary to develop products; the Company's ability to implement its long range business plan for various applications of its technology; the Company's ability to enter into agreements with any necessary marketing and/or distribution partners; the impact of competition, the obtaining and maintenance of any necessary regulatory clearances applicable to applications of the Company's technology; and management of growth and other risks and uncertainties that may be detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, which are available for review at www.sec.gov.  This is not a solicitation to buy or sell securities and does not purport to be an analysis of the Company's financial position. See the Company's most recent Annual Report on Form 10-K, and subsequent reports and other filings at www.sec.gov.

Contact:
Series A Warrant Holder Contact:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-Free: (866) 406-2283
Banks & Brokers Call Toll: (212) 269-5550
Email: sklnu@dfking.com

Investor and Media Contact:
Garth Russell
KCSA Strategic Communications
212-896-1250
skyline@kcsa.com